EXHIBIT 99.1

Intermap Announces PCI Shareholder Approval of Acquisition

Closing expected mid-October 2026

DENVER, Sept. 28, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies, a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics, today announced that shareholders (“PCI Shareholders”) of PCI Geomatics Group Inc. (“PCI,” aka. “CATALYST”) have approved Intermap’s previously announced acquisition of the remaining PCI shares. The acquisition includes all of the issued and outstanding shares in the capital of PCI not already owned by Intermap and will be completed by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”).

On September 25, 2026, PCI held a special shareholder meeting in person and virtually, via live webcast (the “Meeting”), with PCI Shareholders voting on a special resolution in connection with the proposed Arrangement (the “Arrangement Resolution”). The Arrangement Resolution was approved by: (i) 99.99% of the votes cast by PCI Shareholders present in person or by proxy at the Meeting, voting as a single class; 99.99% of the votes cast by holders of common shares in the capital of PCI present in person or by proxy at the Meeting, excluding votes cast by certain officers and/or directors of PCI; 100% of the votes cast by holders of Series B first preferred shares in the capital of PCI present in person or by proxy at the Meeting; and 100% of the votes cast by holders of special shares in the capital of PCI present in person or by proxy at the Meeting.

“We are pleased to have received the support of PCI Shareholders and to reach this important milestone,” said Patrick Blott, Chairman and CEO of Intermap. “We look forward to completing the transaction and bringing Intermap and PCI together as one company, combining our proprietary 3D data, geospatial intelligence and advanced imagery processing capabilities to create a stronger platform for growth.”

The Arrangement is subject to the approval of the Ontario Superior Court of Justice (Commercial List) (the “Court”). The anticipated hearing date for the application for the final order of the Court (the “Final Order”) is September 28, 2026. Subject to obtaining the Final Order, and the satisfaction or waiver of the conditions to implementing the Arrangement as set out in the arrangement agreement dated July 28, 2026 among Intermap, PCI and Grenadier Investments Limited, the Arrangement is expected to be completed mid-October, 2026.

Intermap Reader Advisory
Certain information provided in this news release, including reference to the timing, completion and expected benefits of the Arrangement and the timing of receipt of the Final Order constitutes forward-looking statements. The words “anticipate”, “expect”, “propose”, “will”, “look forward” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed in Intermap’s Annual Information Form and other securities filings. In addition, completion of the Arrangement is subject to receipt of court approvals, together with the satisfaction or waiver of certain conditions precedent to the Arrangement which are outside of the control of Intermap. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements, including the Arrangement, will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies
Intermap Technologies is a global leader in geospatial intelligence powered by proprietary 3D data and AI-driven analytics. The Company delivers actionable intelligence to government and commercial customers through a portfolio of applications, platforms and solutions that support risk management, infrastructure planning, operational readiness and mission-critical decision-making. Intermap's proprietary 3D data foundation spans more than 300 million square kilometers across over 150 countries and powers intelligence solutions for government, insurance, aviation, telecommunications, transportation, renewable energy, agriculture, natural resources and space markets. Through advanced analytics, automated processing and enterprise-scale data delivery, Intermap helps organizations transform complex geospatial information into decision-ready intelligence.

About CATALYST (PCI)
PCI (DBA CATALYST) is a world-leading developer of software and systems for remote sensing, imagery processing, and photogrammetry. With 45 years of experience in the geospatial industry, CATALYST is recognized globally for its excellence in providing software for accurately and rapidly processing satellite and aerial imagery, with more than 30,000 licenses in over 150 countries worldwide.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266